FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

May 16, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

AMEX / TSX: LCC

May 16, 2005	NR:05-11

LUMINA RECEIVES FINAL SUPREME COURT APPROVAL FOR ITS RESTRUCTURING AND ANNOUNCES THE RESTRUCTURING DATE AS

MAY 18, 2005

Vancouver, British Columbia – Lumina Copper Corp is pleased to announce that it has received final approval from the Supreme Court of British Columbia for its planned restructuring that will occur at the close of trading on Wednesday, May 18, 2005.

Shareholders of record at the close of trading on May 18, 2005 will receive, in exchange for their Lumina shares, an equal number of shares in the new entities: Regalito Copper Corp, Northern Peru Copper Corp, Global Copper Corp and Lumina Resources Corp.

At the opening of trading on the morning of May 19, 2005, Regalito Copper Corp will begin trading on the American and Toronto Stock Exchanges under the symbol “RLO.”  Northern Peru Copper Corp (symbol: “NOC”) and Lumina Resources Corp (symbol: “LUR”) will begin trading on the Toronto Stock Exchange.  Global Copper Corp will remain a public, non trading, company for the immediate future.

Registered shareholders, those holding physical share certificates, are advised that they must submit the Letter of Transmittal that accompanied the Management Proxy Circular to Pacific Corporate Trust Company in order to receive their share certificates in the new companies.  Non registered shareholders, those whose shares are held on their behalf by a nominee, are advised to contact their nominee (i.e. broker, trust company, bank or other registered holder) to arrange for their exchange.  A copy of the Letter of Transmittal can be downloaded from the Lumina website (www.luminacopper.com).

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041